Hella Bagels, LLC

Profit and Loss
January 1 - March 31, 2023

Income		
	Stripe	$26,365.39
	Checks	
	Total	**$26,365.39**

Expenses		
Produce		$903.07
Cream Cheese		$2,230.04
Flour		$1,115.00
Fish		$772.82
Supplies		$1,758.05
Advertising		$565.43
Equipment		$511.00
Bank Charges and Interest		$0.00
Insurance		$0.00
Meals and Entertainment		$0.00
Licenses and Dues		$79.85
Office Expenses		$0.00
Professional Fees		$268.75
Rent		$5,865.75
Repairs and Maintenance		$0.00
Software Subscriptions		$90.00
Subcontractors		$0.00
Telephone and Utilities		$0.00
Travel		$0.00
Vehicle Expenses		$0.00
Employees		$0.00
Other Expenses		$103.26
	Total	**$14,263.02**

Profit/Loss	**$12,102.37**

BH

Hella Bagels, LLC

Balance Sheet
March 31, 2023

ASSETS

Current Assets	
Bank Accounts	
Checking	54,438.72
Cash on Hand	0.00
Total Bank Accounts	**$54,438.72**
Accounts Receivable	0.00
Other Current Assets	
Inventory	1,000.00
Total Current Assets	**$1,000.00**
Fixed Assets	
Machinery & Equipment	2,500.00
Total Fixed Assets	**$2,500.00**
TOTAL ASSETS	**$57,938.72**

LIABILITY & EQUITY

Liabilities	
Current Liabilities	
Credit Card	0.00
Other Current Liabilities	
Sales Tax Payable	0.00
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening Balance Equity	0.00
Owner Investment	32,841.77
Owner's Pay & Personal Expenses	-126,557.99
Retained Earnings	139,552.57
Net Income	12,102.37
Total Equity	**$57,938.72**
TOTAL LIABILITIES & EQUITY	**$57,938.72**

Hella Bagels, LLC

Statement of Cash Flows
January 1 - March 31, 2023

Operating Activities	
Net Income	12,102.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	0.00
Inventory	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$0.00**
Net cash provided by operating activities	**$12,102.37**
Investing Activities	
Machinery & Equipment	0.00
Net cash provided by investing activities	**$0.00**
Financing Activities	
Owner's Investment	0.00
Owner's Pay and Personal	-11,300.00
Net cash provided by financing activities	**-$11,300.00**
NET CASH INCREASE FOR PERIOD	**$802.37**
Cash at beginning of period	53,636.35
CASH AT END OF PERIOD	**$54,438.72**